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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                      Rawlings Sporting Goods Company, Inc.
                  --------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                  --------------------------------------------
                         (Title of Class of Securities)


                                   754 459 105
                  --------------------------------------------
                                 (CUSIP Number)


Mr. Robert M. Raiff                With a copy to:
152 West 57th Street               Lawrence G. Goodman, Esq.
New York, New  York 10019          Shereff, Friedman, Hoffman & Goodman, LLP
(212) 247-4000                     919 Third Avenue
                                   New York, New York 10022
                                   (212) 758-9500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 27, 1998
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
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CUSIP No. 754 459 105                         Page    2    of    6      Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Robert M. Raiff
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[_]
                                                                         (b)[X]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
         AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
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      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           776,000
    BENEFICIALLY       --------------------------------------------------------
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        --------------------------------------------------------
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           776,000
                       --------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    776,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [_]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    9.97%
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14       TYPE OF REPORTING PERSON*
                                    IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         This Amendment No. 3 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of August 27, 1997 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of October 7, 1997 and Amendment No. 2 to the Schedule 13D relating to the event date of November 24, 1997, filed by Robert M. Raiff relating to the common stock (the "Common Stock") of Rawlings Sporting Goods Company, Inc. ("Rawlings"). The address of Rawlings is 1859 Intertech Drive, Fenton, MO 53026. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds

         Item 3 is amended to add the following:

         As of March 31, 1998, Mr. Raiff beneficially owns 776,000 shares of Common Stock. All 776,000 shares of Common Stock are held by entities and managed accounts over which Mr. Raiff has investment discretion. All shares of Common Stock owned by Mr. Raiff were purchased in open market transactions. Since the filing of Amendment No. 2 to the Schedule 13D, 85,000 shares of Common Stock were purchased at an aggregate cost of $1,026,140 (see Schedule A). The funds for the purchases of the shares of Common Stock held by the Partnerships and the Fund came from capital contributions to the Partnerships by their general and limited partners and capital contributions to the Fund by its shareholders. The funds for the purchases of shares held in the managed accounts over which Mr. Raiff has investment discretion came from the accounts' own funds. Margin was used in purchasing shares of Common Stock.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety to read as follows:

         (a) and (b) As noted above, as of the date hereof, Mr. Raiff is the beneficial owner of 776,000 shares of Common Stock. Based on Rawlings' Annual Report on Form 10-K for the period ended August 31, 1997, there were 7,781,801 shares of Common Stock outstanding as of March 16, 1998. Therefore, Mr. Raiff beneficially owns 9.97% of the outstanding Common Stock. Mr. Raiff has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that are currently beneficially owned by Mr Raiff.

         (c) Attached as Schedule A is a description of the transactions in the Common Stock that were effected by Mr. Raiff since the filing of Amendment No. 2 to the Schedule 13D.

         (d) Not Applicable.

         (e) Not Applicable.


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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       By: /s/ Robert M. Raiff
                                           -------------------
                                           Robert M. Raiff

Dated:  March 31, 1998

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                                   SCHEDULE A

     Purchase of Shares of Common Stock Since the Filing of Amendment No. 2


                          Number           Price
       Trade Date        of Shares       Per Share*          Value
       ----------       ----------       ---------           -----
        11/26/97           5,000         $11.4375         $  57,188
        12/01/97          10,000          11.4688           114,688
        12/31/97           3,000          11.3750            34,125
        01/02/98           2,000          12.0000            24,000
        01/05/98           2,000          11.5000            23,000
        01/22/98          17,500          11.0000           192,500
        02/10/98           5,000          10.9375            54,688
        02/26/98           5,000          12.1250            60,625
        03/02/98           4,500          12.1563            54,703
        03/16/98           5,000          13.2500            66,250
        03/17/98           5,000          13.2500            66,250
        03/24/98           4,000          13.1563            52,625
        03/25/98           2,000          13.1250            26,250
        03/26/98           2,000          13.1250            26,250
        03/27/98          13,000          13.3076           172,999




*  Does not include commissions